PROMSOCIAL INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
August 26th, 2019

PROMSOCIAL INC.
INDEX TO FINANCIAL STATEMENTS
(unaudited)

PROMSOCIAL INC.
BALANCE SHEETS
FROM JULY 1ST, 2019 TO JULY 31ST, 2019
(unaudited)

Assets

Current Assets	$ 0
Cash	$ 10,000
Total Assets	$ 10,000

Liabilities and Member's Equity

Current Liabilities

Accounts payable	$ 0
Total liabilities	$ 0
Commitments and contingencies (Note 3)	$ 0
Member's Equity	$ 10,000
Total liabilities and member's equity	$ 10,000

Unaudited- See accompanying notes.

PROMSOCIAL INC.
INCOME STATEMENT
FROM JULY 1ST, 2019 TO JULY 31ST, 2019
(unaudited)

Operating Income

Revenue $ 0

Operating Expense

General & Administrative $ 2,300

Net Income $ (2,300)

Unaudited- See accompanying notes.

PROMSOCIAL INC.
STATEMENT OF CASH FLOWS
FROM JULY 1ST, 2019 TO JULY 31ST, 2019
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ (2,300)
Net cash provided by operating activities	$ (2,300)
Increase (decrease) in cash and cash equivalents	$ (2,300)
Cash and cash equivalents, beginning of year	$ 12,300
Cash and cash equivalents, end of year	$ 10,000
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

PROMSOCIAL INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

PromSocial Inc. was formed on July 1st, 2019 ("Inception") in the State of Delaware. We are a mobile app dedicated to helping prom goers plan, organize and share their prom experience.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Delaware.

The Company's first federal tax filing as a registered C-Corp. will be due in early 2020.

Going Concern and Management Plans

The Company has a limited operating history. We will incur additional costs for operations until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Unaudited- See accompanying notes.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include not enough prom goers signing up to use our app or greater than expected expenses. These adverse conditions could affect the Company's financial condition and the results of its operations.